Exhibit 99.4

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Li Auto Inc.

理想汽車

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2015)

INTERIM RESULTS ANNOUNCEMENT

FOR THE SIX MONTHS ENDED JUNE 30, 2022

The board (the “Board”) of directors (the “Directors”) of Li Auto Inc. (the “Company”) is pleased to announce the unaudited interim consolidated results of the Company for the six months ended June 30, 2022 (the “Reporting Period”), together with the comparative figures for the corresponding period in 2021. These interim results have been prepared in accordance with generally accepted accounting principles in the United States of America (the “U.S. GAAP”) and have been reviewed by the audit committee (the “Audit Committee”) of the Board. The unaudited condensed consolidated financial statements for the six months ended June 30, 2022 were reviewed by the Audit Committee and PricewaterhouseCoopers, the independent auditor of the Company, in accordance with International Standard on Review Engagements 2410, “Review of interim financial information performed by the independent auditor of the entity”.

In this announcement, “we,” “us,” and “our” refer to the Company and where the context otherwise requires, the Group (as defined under the “General Information” section).

1

FINANCIAL PERFORMANCE HIGHLIGHTS

	For the Six Months Ended June 30,
	2021	2022	Change (%)
	(Unaudited)	(Unaudited)
	(RMB in thousands, except percentages)
Revenues	8,614,153	18,294,657	112.4%
Gross profit	1,569,513	4,042,155	157.5%
Loss from operations	(943,626)	(1,391,531)	47.5%
Loss before income tax	(536,267)	(625,907)	16.7%
Net loss	(595,456)	(651,912)	9.5%
Comprehensive (loss)/income attributable to the ordinary shareholders of Li Auto Inc.	(794,041)	344,260	N/A
Non-GAAP Financial Measures:
Non-GAAP loss from operations	(590,307)	(445,972)	(24.5)%
Non-GAAP net (loss)/income	(242,137)	293,647	N/A

Non-GAAP Financial Measures

The Company uses Non-GAAP financial measures, such as Non-GAAP income/loss from operations and Non-GAAP net income/loss, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses, the Company believes that the Non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the Non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The Non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from Non-GAAP methods of accounting and reporting used by other companies. The Non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the Non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

2

The following table sets forth unaudited reconciliation of GAAP and Non-GAAP results for the period indicated.

	For the Six Months Ended June 30,
	2021	2022
	(Unaudited)	(Unaudited)
	(RMB in thousands)
Loss from operations	(943,626)	(1,391,531)
Share-based compensation expenses	353,319	945,559

Non-GAAP loss from operations	(590,307)	(445,972)

Net loss	(595,456)	(651,912)
Share-based compensation expenses	353,319	945,559

Non-GAAP net (loss)/income	(242,137)	293,647

BUSINESS REVIEW AND OUTLOOK

Business Review for the Reporting Period

In the first half of 2022, we achieved solid financial and operational results despite the significant industry-wide parts supply chain challenges posed by the COVID-19 pandemic. Thanks to Li ONE’s enduring appeal to our customers, our total deliveries in the first half of 2022 increased by 100.3% year over year to 60,403 vehicles and our total revenues amounted to RMB18.29 billion, representing a 112.4% year-over-year increase. The cumulative deliveries of Li ONE since its market debut reached 184,491 vehicles as of June 30, 2022.

We remain dedicated to our mission: “Create a Mobile Home, Create Happiness” (創造移動的家，創造幸福的家) and have been leveraging technologies to create value for our users by offering compelling products and services, supported by our continually expanding direct sales and servicing network. We unveiled Li L9, our flagship smart SUV for families on June 21, 2022. Meanwhile, we continued to invest in intelligent cockpit and autonomous driving technologies as well as other in-car technologies to provide joyful and safe driving and riding experiences for families, while spending efforts to develop new EREV and BEV models.

Product

We are a leader in China’s NEV market. Our products are built to serve the mobility needs of families in China. After Li ONE emerged as one of China’s most competitive SUV choices for family users, we build on our strengths and forge ahead on our product roadmap.

3

The newly unveiled Li L9, our flagship smart SUV for families, is a six-seat, full-size flagship SUV, offering superior space and comfort for family users. Its self-developed flagship range extension and chassis systems provide excellent drivability with a CLTC range of 1,315 kilometers and a WLTC range of 1,100 kilometers. With a 44.5 kilowatt-hour new-generation NCM lithium battery, it can support a CLTC range of 215 kilometers and a WLTC range of 180 kilometers under the EV mode. Li L9 also features top-notch vehicle safety measures and our self-developed autonomous driving system, Li AD Max, powered by dual Orin-X chips with 508 TOPS of computing power to protect every family passenger. Li L9’s innovative five-screen, three-dimensional interactive intelligent cockpit brings a new level of driving and entertainment experience.

The success of Li ONE and users’ enthusiasm for Li L9 demonstrate our extraordinary product defining capabilities. We will continue to expand our product portfolio by developing new EREVs and BEVs to target a broader user base.

Direct Sales and Servicing Network

Our direct sales and servicing network serves as an important and efficient interface for us to gain insight into our users’ needs and desires. With expanding direct sales and servicing network and our integrated online and offline platform, we can achieve higher operating efficiency with a data-driven, closed-loop digital platform to manage all user interactions from sales leads to test drives to purchases and even to user reviews.

While the pace of our sales network expansion has been challenged by the COVID-19 resurgence, we further expanded our direct sales and servicing network in the first half of 2022. As of June 30, 2022, we had 247 retail stores in 113 cities, as well as 308 servicing centers and Li Auto-authorized body and paint shops operating in 226 cities.

Research and Development

Our product excellence is underpinned by our strong research and development capabilities, which helped reinforce our market leading position. We leverage the know-how accumulated from our Li ONEs to continuously optimize software and hardware. Our research and development efforts yielded tangible results, as evidenced by the several self-developed features applied to Li L9, including the next-generation EREV powertrain system, Li AD Max – our upgraded autonomous driving system, and our pioneering five-screen three-dimensional interactive intelligent cockpit. Our autonomous driving and intelligent cockpit technologies have been designed with expandability and transferability across models, which allow us to smoothly migrate our design language, interaction experience, and integrated systems into our future models to further improve the intelligence level of all future models. In addition, we continue to invest in our high-voltage platform to be adopted by our future HPC BEV models, which could further enhance their driving range by reducing energy consumption.

4

Environmental, Social and Governance (ESG)

We have been proactively contributing to sustainable development for the benefit of our society and environment, while constantly enhancing corporate governance capability in areas such as compliance operations and risk control.

On April 19, 2022, we published our inaugural ESG report, highlighting our ESG initiatives and achievements in 2021, underscoring our commitment to being a responsible public company. To learn more about our ESG efforts and download the full ESG report in simplified Chinese, traditional Chinese, and English, please visit the ESG section of our investor relations website at https://ir.lixiang.com/esg.

Inclusion in the Shenzhen- and Shanghai-Hong Kong Stock Connect Programs

Our Class A ordinary shares (the “Class A Ordinary Shares”), which are listed and traded on the Stock Exchange of Hong Kong Limited, have been included in the Shenzhen- and Shanghai-Hong Kong Stock Connect programs, effective on March 14 and April 25, 2022, respectively. This allows us to access a broader investor base and share our growth trajectory and further success with users, partners and investors in mainland China via the financial market.

The US ATM Offering

On June 28, 2022, we announced an at-the-market offering program (the “ATM Offering”) to sell up to US$2,000,000,000 of American depositary shares (the “ADSs”), each representing two Class A Ordinary Shares.

As of June 30, 2022, we had sold 414,310 ADSs representing 828,620 Class A Ordinary Shares under the ATM Offering raising gross proceeds of US$15.8 million and net proceeds of approximately US$14.5 million, respectively, with the selling price ranging from US$38.00 per ADS to US$38.41 per ADS and average net selling price of US$38.14 per ADS. As disclosed in the announcement and the listing document of the Company dated June 29, 2022, we intend to use the net proceeds from the ATM Offering for (i) research and development of next-generation electric vehicle technologies including technologies for BEVs, smart cabin, and autonomous driving, (ii) development and manufacture of future platforms and car models, and (iii) working capital needs and general corporate purposes. Considering that the ATM Offering was only launched two days before June 30, 2022, none of the net proceeds had been utilized as of June 30, 2022. To the extent that the net proceeds of the ATM Offering are not immediately required for the above described purposes, we may hold such funds in bank deposits at authorized financial institutions.

5

Recent Developments After the Reporting Period

Delivery Update

In July 2022, we delivered 10,422 Li ONEs, representing a 21.3% increase from July 2021. As of July 31, 2022, we had 259 retail stores covering 118 cities, in addition to 311 servicing centers and Li Auto-authorized body and paint shops operating in 226 cities.

ATM Offering

As of the date of this announcement, we have sold 9,431,282 ADSs representing 18,862,564 Class A Ordinary Shares under the ATM Offering raising gross proceeds of US$366.5 million before deducting fees and commissions payable to the distribution agents of up to US$4.8 million and certain other offering expenses.

Business Outlook

Looking ahead to the second half of 2022, we will continue to provide families with safe, convenient, and comfortable products and services, aiming to maintain a leading position in China’s NEV market. Along the journey to create a sustainable path for everyone to embrace vehicle electrification, we remain focused on R&D of next-generation electric vehicle technologies including technologies for smart cabin, autonomous driving, and future EREV and BEV models, while expanding sales network to pursue operational excellence.

Meanwhile, due to the evolving pandemic caused by new variants on top of limited parts production capacity with rising NEV demands, uncertainties associated with auto parts shortage and cost inflation remain as industry-wide challenges. Going forward, we will continue to reinforce our supply chain system and strengthen our partnership with parts suppliers to mitigate such risks.

6

MANAGEMENT DISCUSSION AND ANALYSIS

	For the Six Months Ended June 30,
	2021	2022
	(Unaudited)	(Unaudited)
	(RMB in thousands)
Revenues
Vehicle sales	8,366,968	17,792,221
Other sales and services	247,185	502,436
Total revenues	8,614,153	18,294,657
Cost of sales
Vehicle sales	(6,867,603)	(13,907,185)
Other sales and services	(177,037)	(345,317)
Total cost of sales	(7,044,640)	(14,252,502)
Gross profit	1,569,513	4,042,155
Research and development expenses	(1,167,938)	(2,905,606)
Selling, general and administrative expenses	(1,345,201)	(2,528,080)
Total operating expenses	(2,513,139)	(5,433,686)
Loss from operations	(943,626)	(1,391,531)
Other (expense)/income:
Interest expense	(34,323)	(31,310)
Interest income and investment income, net	410,994	412,536
Others, net	30,688	384,398
Loss before income tax expense	(536,267)	(625,907)
Income tax expense	(59,189)	(26,005)
Net loss	(595,456)	(651,912)
Less: Net loss attributable to non-controlling interests	–	(23,080)
Net loss attributable to ordinary shareholders of Li Auto Inc.	(595,456)	(628,832)
Other comprehensive (loss)/income
Foreign currency translation adjustment, net of tax	(198,585)	973,092
Total other comprehensive (loss)/income	(198,585)	973,092
Total comprehensive (loss)/income	(794,041)	321,180
Less: Net loss attributable to non-controlling interests	–	(23,080)
Comprehensive (loss)/income attributable to ordinary shareholders of Li Auto Inc.	(794,041)	344,260

7

Revenues

Total revenues were RMB18.29 billion for the six months ended June 30, 2022, representing an increase of 112.4% from RMB8.61 billion for the six months ended June 30, 2021.

Vehicle sales were RMB17.79 billion for the six months ended June 30, 2022, representing an increase of 112.6% from RMB8.37 billion for the six months ended June 30, 2021. This increase was primarily attributable to a 100.3% increase in vehicle deliveries from 30,154 vehicles in the first half year of 2021 to 60,403 vehicles in the same period of 2022.

Other sales and services were RMB502.4 million for the six months ended June 30, 2022, representing an increase of 103.3% from RMB247.2 million for the six months ended June 30, 2021. This increase was primarily attributable to increased sales of charging stalls, accessories and services in line with higher accumulated vehicle sales.

Cost of Sales

Cost of sales were RMB14.25 billion for the six months ended June 30, 2022, representing an increase of 102.3% from RMB7.04 billion for the six months ended June 30, 2021. This increase was mainly due to the increase of vehicle deliveries as described above.

Gross Profit and Gross Margin

Our gross profit was RMB4.04 billion for the six months ended June 30, 2022, representing an increase of 157.5% from RMB1.57 billion for the six months ended June 30, 2021. The increase in gross margin from 18.2% for the six months ended June 30, 2021 to 22.1% for the six months ended June 30, 2022 was mainly driven by the increase of vehicle margin over the first half year of 2021.

Our vehicle margin increased from 17.9% for the six months ended June 30, 2021 to 21.8% for the six months ended June 30, 2022 driven by a higher average selling price attributable to the increase of vehicle deliveries of 2021 Li ONE since its release in May 2021.

Research and Development Expenses

Research and development expenses were RMB2.91 billion for the six months ended June 30, 2022, representing an increase of 148.8% from RMB1.17 billion for the six months ended June 30, 2021. This increase was primarily attributable to increased employee compensation as a result of growing number of research and development staff as well as increased costs associated with new models to be introduced in the future.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were RMB2.53 billion for the six months ended June 30, 2022, representing an increase of 87.9% from RMB1.35 billion for the six months ended June 30, 2021. This increase was primarily attributable to increased employee compensation as a result of growing number of staff, as well as increased rental expenses associated with the expansion of the Company’s sales network.

8

Loss from Operations

As a result of the foregoing, loss from operations increased by 47.5% from RMB943.6 million for the six months ended June 30, 2021 to RMB1.39 billion for the six months ended June 30, 2022.

Others, Net

Others, net was RMB384.4 million for the six months ended June 30, 2022, representing an increase of 1,152.6% from RMB30.7 million for the six months ended June 30, 2021, primarily attributable to increased VAT refunds and reimbursement paid to us by the depositary of our ADS program.

Net Loss

As a result of the foregoing, net loss was RMB651.9 million for the six months ended June 30, 2022, representing an increase of 9.5% from RMB595.5 million for the six months ended June 30, 2021.

Liquidity and Source of Funding and Borrowing

During the six months ended June 30, 2022, we funded our cash requirements principally through cash generated from our operations and proceeds from borrowings. Our cash and cash equivalents, restricted cash, time deposits and short-term investment increased by 7.0% from RMB50.16 billion as of December 31, 2021 to RMB53.65 billion as of June 30, 2022.

The following table sets out our cash flows for the periods indicated:

	For the Six Months Ended June 30,
	2021	2022
	(Unaudited)	(Unaudited)
	(RMB in thousands)
Net cash provided by operating activities	2,333,970	2,963,176
Net cash (used in)/ provided by investing activities	(4,110,154)	823,733
Net cash provided by financing activities	5,533,762	1,929,846
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(103,039)	885,201

Net increase in cash, cash equivalents and restricted cash	3,654,539	6,601,956
Cash, cash equivalents and restricted cash at beginning of the period	10,172,519	30,493,064

Cash, cash equivalents and restricted cash at end of the period	13,827,058	37,095,020

9

Significant Investments

We did not make or hold any significant investments during the six months ended June 30, 2022.

Material Acquisitions and Disposals

We did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities, or associated companies during the six months ended June 30, 2022.

Pledge of Assets

As of June 30, 2022, we pledged a restricted deposit of RMB3.21 billion, compared with RMB2.64 billion as of December 31, 2021. We also secured certain production equipment for borrowings as of June 30, 2022.

Future Plans for Material Investments or Capital Assets

We did not have detailed future plans for significant investments or capital assets as at June 30, 2022.

Gearing Ratio

As of June 30, 2022, our gearing ratio (i.e., total liabilities divided by total assets, in percentage) was 41.2% (as of December 31, 2021: 33.6%).

Foreign Exchange Exposure

Our expenditures are mainly denominated in Renminbi and, therefore, we are exposed to risks related to movements between Renminbi and U.S. dollars. Our exposure to U.S. dollars exchange rate fluctuation arises from the Renminbi-denominated cash and cash equivalents, restricted cash, time deposits, and short-term investments held by us and our subsidiaries whose functional currency is U.S. dollars, and the U.S. dollar-denominated cash and cash equivalents, restricted cash, time deposits, and short-term investments held by our subsidiaries whose functional currency is Renminbi. We enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risk when we deem appropriate.

To the extent that we need to convert U.S. dollars or other currencies into Renminbi for our operations, appreciation of Renminbi against U.S. dollars would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars or other currency for the purpose of making payments to suppliers or for dividends on our Class A Ordinary Shares or ADSs or for other business purposes, appreciation of U.S. dollars against Renminbi would have a negative effect on the U.S. dollar amounts available to us.

10

Contingent Liabilities

We had no material contingent liabilities as of June 30, 2022.

Capital Commitment

As of June 30, 2022, our capital commitment was RMB5.78 billion (as of December 31, 2021: RMB2.92 billion), mainly on construction and purchase of production facilities, equipment and tooling.

Employees and Remuneration

As of June 30, 2022, we had a total of 15,157 employees. The following table sets forth the total number of employees by function as of June 30, 2022:

Function	As of June 30, 2022
Research and Development	4,078
Production	2,912
Sales and Marketing	7,489
General and Administrative	678

Total	15,157

We have also adopted a post-IPO share option scheme and a share-based award scheme.

11

CORPORATE GOVERNANCE

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of shareholders and to enhance corporate value and accountability.

Compliance with the Code on Corporate Governance Practices

During the Reporting Period, we have complied with all of the applicable code provisions of the Corporate Governance Code (the “Corporate Governance Code”) set forth in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), save for the following.

Code provision C.2.1 of the Corporate Governance Code, recommends, but does not require, that the roles of chairperson and chief executive should be separate and should not be performed by the same person. The Company deviates from this provision because Mr. Xiang Li (“Mr. Li”) performs both the roles of the chairperson of the Board and the chief executive officer of the Company. Mr. Li is our founder and has extensive experience in our business operations and management. Our Board believes that vesting the roles of both chairperson and chief executive officer to Mr. Li has the benefit of ensuring consistent leadership within our Company and enables more effective and efficient overall strategic planning. This structure will enable our Company to make and implement decisions promptly and effectively.

Our Board considers that the balance of power and authority will not be impaired due to this arrangement. In addition, all major decisions are made in consultation with members of the Board, including the relevant Board committees, and three independent non-executive Directors. Our Board will reassess the division of the roles of chairperson and the chief executive officer from time to time, and may recommend dividing the two roles between different people in the future, taking into account our circumstances as a whole. In light of the amendments to the Corporate Governance Code which came into effect on 1 January 2022 (the “New CG Code”) and impose requirements applicable to corporate governance reports for the financial year commencing on or after 1 January 2022, our Board will also continue to regularly review and monitor other corporate governance practices to ensure compliance with the latest version of the Corporate Governance Code.

Compliance with the Model Code for Securities Transactions by Directors

The Company has adopted the Management Trading of Securities Policy (the “Code”), with terms no less exacting that the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code.

Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Code during the Reporting Period and up to the date of this announcement.

12

Audit Committee

The Company has established an Audit Committee in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Audit Committee are to review and supervise the financial reporting process and the risk management and internal control systems of the Company, review and approve connected transactions and provide advice and comments to the Board.

The Audit Committee comprises three independent non-executive Directors, being Mr. Jiang Zhenyu, Prof. Xiao Xing, Mr. Zhao Hongqiang (being the Company’s independent non-executive Director with the appropriate professional qualifications) as the chairman of the Audit Committee.

The Audit Committee has reviewed our unaudited condensed consolidated financial statements for the six months ended June 30, 2022 and has met with the independent auditor, PricewaterhouseCoopers. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

In addition, the independent auditor of the Company, PricewaterhouseCoopers, has reviewed our unaudited condensed consolidated financial statements for the six months ended June 30, 2022 in accordance with International Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”.

OTHER INFORMATION

Purchase, Sale or Redemption of the Company’s Listed Securities

Neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company’s securities listed on the Stock Exchange during the Reporting Period.

Material Litigation

The Company was not involved in any material litigation or arbitration during the six months ended June 30, 2022. The Directors are also not aware of any material litigation or claims that are pending or threatened against the Company during the Reporting Period and up to the date of this announcement.

13

Use of Proceeds

(a)          Use of proceeds from the Global Offering

On August 12, 2021, the Class A Ordinary Shares were listed on the Main Board of the Stock Exchange. The net proceeds from the global offering were HK$13.3 billion. As of the date of this announcement, there has been no change in the intended use of net proceeds as previously disclosed in the section headed “Future Plans and Use of Proceeds” in the prospectus dated August 3, 2021. The Company expects to fully utilize the residual amount of the net proceeds in accordance with such intended purposes within 3 years.

As at June 30, 2022, the Group had utilized the net proceeds as set out in the table below:

Purpose	% of use of proceeds	Net proceeds	Utilized amount for the year ended December 31, 2021	Unutilized amount as at December 31, 2021	Utilized amount for the six months ended June 30, 2022	Unutilized amount as at June 30, 2022
		(HK$ million)	(HK$ million)	(HK$ million)	(HK$ million)	(HK$ million)
Fund the research and development of HPC BEV technologies, platforms, and future models, including to fund (a) the development of high C-rate battery, high-voltage platform, and ultra-fast charging technologies, (b) the development of our HPC BEV platforms, including Whale and Shark platforms, and (c) the development and launch of HPC BEV models planned for 2023	20%	2,653.5	–	2,653.5	–	2,653.5
Fund the research and development of intelligent vehicle and autonomous driving technologies, including to fund (a) the enhancement of intelligent vehicle systems, (b) the enhancement of the current Level 2 autonomous driving technology and the development of the Level 4 autonomous driving technology	15%	1,990.1	–	1,990.1	–	1,990.1
Fund the research and development of future EREV models, including to fund (a) the development of a next-generation EREV platform, and (b) the development and launch of a new EREV model planned for 2022 and two more planned for 2023	10%	1,326.8	–	1,326.8	–	1,326.8
Fund the expansion of production capacity	25%	3,316.9	–	3,316.9	1,945.7	1,371.2
Fund the expansion of retail stores and delivery and servicing centers	10%	1,326.8	160.7	1,166.1	266.3	899.8
Fund the roll-out of HPC network	5%	663.4	–	663.4	2.3	661.1
Fund marketing and promotion	5%	663.4	–	663.4	376.7	286.7
Working capital and other general corporate purposes to support our business operation and growth in the next 12 months	10%	1,326.7	–	1,326.7	1,326.7	–

Total	100%	13,267.6	160.7	13,106.9	3,917.7	9,189.2

14

(b)           Use of proceeds from the US ATM Offering

As disclosed in the section headed “Business Review for the Reporting Period” in this announcement, on June 28, 2022 (U.S. Eastern Time), the Company announced the ATM Offering to sell up to US$2,000,000,000 of ADSs, each representing two Class A Ordinary Shares. As disclosed in the announcement and the listing document of the Company dated June 29, 2022, the Company intends to use the net proceeds from the US ATM Offering for (i) research and development of next-generation electric vehicle technologies including technologies for BEVs, smart cabin, and autonomous driving, (ii) development and manufacture of future platforms and car models, and (iii) working capital needs and general corporate purposes.

As of June 30, 2022, the Company had sold 414,310 ADSs representing 828,620 Class A ordinary Shares under the ATM Offering raising gross proceeds of US$15.8 million and net proceeds of US$14.5 million, respectively, with the selling price ranging from US$38.00 per ADS to US$38.41 per ADS and average net selling price of US$38.14 per ADS. Considering the US ATM Offering was only launched two days before June 30, 2022, none of the net proceeds have been utilized as of June 30, 2022. To the extent that the net proceeds of the US ATM Offering are not immediately required for the above described purposes, the Company may hold such funds in bank deposits at authorized financial institutions.

Events after the Reporting Period

There was no significant events that might affect the Company since June 30, 2022.

Interim Dividend

The Board did not recommend the distribution of an interim dividend for the six months ended June 30, 2022.

15

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(All amounts in thousands, except for share and per share data)

		For the six months ended June 30,
	Note	2021	2022
		RMB	RMB	US$
				Note 2(c)
Revenues:
Vehicle sales		8,366,968	17,792,221	2,656,309
Other sales and services		247,185	502,436	75,012

Total revenues	9	8,614,153	18,294,657	2,731,321

Cost of sales:
Vehicle sales		(6,867,603)	(13,907,185)	(2,076,288)
Other sales and services		(177,037)	(345,317)	(51,554)

Total cost of sales		(7,044,640)	(14,252,502)	(2,127,842)

Gross profit		1,569,513	4,042,155	603,479
Operating expenses:
Research and development	10	(1,167,938)	(2,905,606)	(433,796)
Selling, general and administrative	11	(1,345,201)	(2,528,080)	(377,432)

Total operating expenses		(2,513,139)	(5,433,686)	(811,228)

Loss from operations		(943,626)	(1,391,531)	(207,749)
Other (expense)/income:
Interest expense		(34,323)	(31,310)	(4,674)
Interest income and investment income, net		410,994	412,536	61,590
Others, net		30,688	384,398	57,389

Loss before income tax expense		(536,267)	(625,907)	(93,444)
Income tax expense	13	(59,189)	(26,005)	(3,882)

Net loss		(595,456)	(651,912)	(97,326)

Less: Net loss attributable to non-controlling interests		–	(23,080)	(3,446)

16

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME (Continued)

(All amounts in thousands, except for share and per share data)

		For the six months ended June 30,
	Note	2021	2022
		RMB	RMB	US$
				Note 2(c)
Net loss attributable to ordinary shareholders of Li Auto Inc.		(595,456)	(628,832)	(93,880)

Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	12	1,809,695,350	1,930,269,050	1,930,269,050

Net loss per share attributable to ordinary shareholders
Basic and diluted	12	(0.33)	(0.33)	(0.05)

Net loss		(595,456)	(651,912)	(97,326)
Other comprehensive (loss)/income
Foreign currency translation adjustment, net of tax		(198,585)	973,092	145,279

Total other comprehensive (loss)/income		(198,585)	973,092	145,279

Total comprehensive (loss)/income		(794,041)	321,180	47,953
Less: Net loss attributable to non-controlling interests		–	(23,080)	(3,446)

Comprehensive (loss)/income attributable to ordinary shareholders of Li Auto Inc.		(794,041)	344,260	51,399

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

17

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

		As of December 31,	As of June 30,
	Note	2021	2022
		RMB	RMB	US$
				Note 2(c)
Assets
Current assets:
Cash and cash equivalents		27,854,224	33,888,442	5,059,411
Restricted cash		2,638,840	3,206,578	478,729
Time deposits and short-term investments		19,668,239	16,553,080	2,471,310
Trade receivable	3	120,541	81,773	12,208
Inventories	4	1,617,890	3,006,695	448,888
Prepayments and other current assets	5	480,680	1,149,869	171,671

Total current assets		52,380,414	57,886,437	8,642,217

Non-current assets:
Long-term investments		156,306	709,121	105,869
Property, plant and equipment, net		4,498,269	7,367,707	1,099,970
Operating lease right-of-use assets, net		2,061,492	3,117,056	465,364
Intangible assets, net		751,460	801,940	119,726
Deferred tax assets		19,896	11,652	1,740
Other non-current assets		1,981,076	2,593,042	387,131

Total non-current assets		9,468,499	14,600,518	2,179,800

Total assets		61,848,913	72,486,955	10,822,017

Liabilities
Current liabilities:
Short-term borrowings		37,042	387,346	57,829
Trade and notes payable	7	9,376,050	13,090,146	1,954,307
Amounts due to related parties		37,455	6,176	922
Deferred revenue, current		305,092	346,306	51,702
Operating lease liabilities, current		473,245	567,559	84,734
Accruals and other current liabilities	6	1,879,368	3,414,526	509,777

Total current liabilities		12,108,252	17,812,059	2,659,271

18

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share and per share data)

		As of December 31,	As of June 30,
	Note	2021	2022
		RMB	RMB	US$
				Note 2(c)
Non-current liabilities:
Long-term borrowings	8	5,960,899	8,040,405	1,200,401
Deferred revenue, non-current		389,653	548,272	81,855
Operating and finance lease liabilities, non-current		1,369,825	1,712,981	255,741
Deferred tax liabilities		153,723	122,430	18,278
Other non-current liabilities		802,259	1,599,082	238,736

Total non-current liabilities		8,676,359	12,023,170	1,795,011

Total liabilities		20,784,611	29,835,229	4,454,282

Total shareholders’ equity		41,064,302	42,651,726	6,367,735

Total liabilities and shareholders’ equity		61,848,913	72,486,955	10,822,017

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

19

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30,
	2021	2022
	RMB	RMB	US$
			Note 2(c)
Net cash provided by operating activities	2,333,970	2,963,176	442,390
Net cash (used in)/provided by investing activities	(4,110,154)	823,733	122,980
Net cash provided by financing activities	5,533,762	1,929,846	288,118
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(103,039)	885,201	132,157

Net increase in cash, cash equivalents and restricted cash	3,654,539	6,601,956	985,645
Cash, cash equivalents and restricted cash at beginning of the period	10,172,519	30,493,064	4,552,495

Cash, cash equivalents and restricted cash at end of the period	13,827,058	37,095,020	5,538,140

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

20

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1	GENERAL INFORMATION

Li Auto Inc. (“Li Auto”, or the “Company”) was incorporated under the laws of the Cayman Islands in April 2017 as an exempted company with limited liability. The Company, through its consolidated subsidiaries and consolidated variable interest entities (the “VIEs”) and VIEs’ subsidiaries (collectively, the “Group”), is primarily engaged in the design, development, manufacturing, and sales of new energy vehicles in the People’s Republic of China (the “PRC”).

In preparation for the initial public offering and listing of the Company’s shares on the Main Board of The Stock Exchange of Hong Kong Limited (the “HKEx”), the Group underwent a reorganization (the “Reorganization”) to establish the Company as the ultimate holding company of the companies now comprising the Group which conduct the Group’s Business. Details of the Group’s Reorganization have been disclosed in the section headed “HISTORY, REORGANIZATION AND CORPORATE STRUCTURE” of the Prospectus.

The Company’s shares have been listed on the HKEx since August 12, 2021.

This unaudited condensed consolidated financial statements and related notes for the six months ended June 30, 2022 is presented in Renminbi and all values are rounded to the nearest thousand (RMB’000) unless otherwise indicated. This unaudited condensed consolidated financial statements for the six months ended June 30, 2022 was approved on August 15, 2022.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and the disclosure requirements of the Rules Governing the Listing of Securities on The HKEx, as amended, supplemented or otherwise modified from time to time (the “HK Listing Rules”). Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The unaudited condensed consolidated financial statements have been prepared on the same basis under the same accounting policies as set out in Accountant’s Report included in the Appendix I of the Prospectus and include all adjustments as necessary for the fair statement of the Company’s financial position as of June 30, 2022, results of operations and cash flows for the six months ended June 30, 2021 and 2022. The consolidated balance sheet at December 31, 2021 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by U.S. GAAP. Interim results of operations are not necessarily indicative of the results, expected for the full fiscal year or any future period. These unaudited condensed consolidated financial statements should be read in conjunction with the Accountant’s Report and related footnotes for the years ended December 31, 2021.

21

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

(b)	Use of estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported period in the unaudited condensed consolidated financial statements and accompanying notes.

Significant accounting estimates reflected in the Group’s unaudited condensed consolidated financial statements mainly include, but are not limited to, standalone selling price of each distinct performance obligation in revenue recognition and determination of the amortization period of these obligations, the valuation of share-based compensation arrangements, fair value of investments and derivative instruments, fair value of warrant liabilities and derivative liabilities, useful lives of property, plant and equipment, useful lives of intangible assets, assessment for impairment of long-lived assets and intangible assets, the provision for financial assets, lower of cost and net realizable value of inventories, product warranties, determination of vendor rebate, assessment of variable lease payment, and valuation allowance for deferred tax assets. Actual results could differ from those estimates.

(c)	Convenience translation

Translations of balances in the unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of comprehensive (loss)/income and unaudited condensed consolidated statements of cash flows from RMB into US$ as of and for the six months ended June 30, 2022 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.6981, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on June 30, 2022. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2022, or at any other rate.

(d)	Segment reporting

ASC 280, Segment Reporting, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews unaudited condensed consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole, and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s long-lived assets are substantially located in the PRC, no geographical segments are presented.

22

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

3	TRADE RECEIVABLE

An aging analysis of the trade receivable as of December 31, 2021 and June 30, 2022, based on the recognition date and net of provisions, is as follows:

	As of December 31,	As of June 30,
	2021	2022
Within 3 months	16,462	28,215
Between 3 months and 6 months	890	67
Between 6 months and 1 year	–	575
More than 1 year	103,189	52,916

Total	120,541	81,773

4	INVENTORIES

Inventories consist of the following:

	As of December 31,	As of June 30,
	2021	2022
Raw materials, work in process and supplies	1,468,801	2,535,484
Finished products	149,089	471,211

Total	1,617,890	3,006,695

Raw materials, work in process and supplies as of December 31, 2021 and June 30, 2022 primarily consist of materials for volume production which will be transferred into production cost when incurred as well as spare parts used for after sales services.

Finished products include vehicles ready for transit at production plants, vehicles in transit to fulfill customers’ orders, new vehicles available for immediate sales at the Group’s sales and servicing center locations.

23

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

5	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	As of December 31,	As of June 30,
	2021	2022
Prepayments to vendors	218,660	370,750
Note receivable	–	299,106
Prepaid rental and deposits	48,929	245,440
Deductible VAT input	118,177	119,272
Receivables related to rebate	28,491	–
Others	68,615	120,455
Less: Allowance for credit losses	(2,192)	(5,154)

Total	480,680	1,149,869

6	ACCRUALS AND OTHER CURRENT LIABILITIES

Accruals and other current liabilities consist of the following:

	As of December 31,	As of June 30,
	2021	2022
Payables for purchase of property, plant and equipment	456,395	1,387,107
Salaries and benefits payable	417,449	538,244
Tax payable	277,233	326,963
Payables for research and development expenses	94,517	194,631
Advance from customers	10,262	183,033
Payables for logistics expense	143,632	169,183
Accrued warranty	154,276	147,518
Payables for marketing and promotional expenses	96,945	143,658
Deposits from vendors	27,716	26,305
Other payables	200,943	297,884

Total	1,879,368	3,414,526

24

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

7	TRADE AND NOTES PAYABLE

Trade and notes payable consist of the following:

	As of December 31,	As of June 30,
	2021	2022
Trade payable for raw materials	7,089,370	7,839,630
Notes payable	2,286,680	5,250,516

Total	9,376,050	13,090,146

An aging analysis of the trade payable as at December 31, 2021 and June 30, 2022, based on the recognition date, is as follows:

	As of December 31,	As of June 30,
	2021	2022
Within 3 months	7,539,833	11,658,250
Between 3 months and 6 months	1,639,286	1,341,226
Between 6 months and 1 year	161,913	45,665
More than 1 year	35,018	45,005

Total	9,376,050	13,090,146

The trade payable is non-interest-bearing and are normally settled on 30-90 day terms.

8	BORROWINGS

Borrowings consist of the following:

					As of December 31,	As of June 30,
	Maturity date	Classification	Principal amount	Interest rate per annum	2021	2022
Convertible debt(1)	May 1, 2028	Non-current	US$862,500	0.25%	5,397,941	5,690,428
Secured bank loan(2)	February 15, 2027	Non-current	RMB900,000	5-year LPR -0.40%	–	900,000
Credit guaranteed borrowing(3)	June 29, 2024	Current and Non-current	US$100,000	SOFR	–	671,140
Secured bank loan(4)	September 28, 2029	Current and Non-current	RMB600,000	4.80%	600,000	600,000
Secured borrowing(5)	March 25, 2025	Current and Non-current	RMB274,180	4.00%	–	274,180
Unsecured borrowing(6)	April 19, 2023	Current	RMB237,180	1-year LPR -0.20%	–	237,180
Secured borrowing(7)	June 21, 2034	Non-current	RMB54,823	5-year LPR -0.60%	–	54,823

Total					5,997,941	8,427,751

25

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

The total borrowings are classified as short-term borrowings and long-term borrowings:

	As of
	December 31, 2021	June 30, 2022
Short-term borrowings:
Unsecured borrowing(6)	–	237,180
Current portion of Secured borrowing(5)	–	99,702
Current portion of Secured bank loan(4)	37,042	37,042
Current portion of Credit guaranteed borrowing(3)	–	13,422

Total short-term borrowings	37,042	387,346

	As of
	December 31, 2021	June 30, 2022
Long-term borrowings:
Convertible debt(1)	5,397,941	5,690,428
Secured bank loan(2)	–	900,000
Non-current portion of Credit guaranteed borrowing(3)	–	657,718
Non-current portion of Secured bank loan(4)	562,958	562,958
Non-current portion of Secured borrowing(5)	–	174,478
Secured borrowing(7)	–	54,823

Total long-term borrowings	5,960,899	8,040,405

Total borrowings	5,997,941	8,427,751

26

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

(1)	In April 2021, the Company issued and sold convertible debt in an aggregate principal of US$862,500 through a private placement. The convertible debt will mature in 2028, bearing the interest at a rate of 0.25% per annum. The related interest is payable semiannually in arrears on May 1 and November 1 of each year, beginning on November 1, 2021. The net proceeds from this offering were approximately US$844,876, equivalent to RMB5,533,238.

The convertible debt may be converted, at an initial conversion rate of 35.2818 American depositary shares (the “ADSs”) per US$1,000 principal amount (which represents an initial conversion price of approximately US$28.34 per ADSs) at each holder’s option at any time on or after November 1, 2027, until the close of business on the second scheduled trading day immediately preceding the maturity date of May 1, 2028. Upon conversion, the Company will pay or deliver to such converting holders, as the case may be, either cash, ADSs, or a combination of cash and ADSs, at its election.

The initial conversion price of US$28.34 per ADSs, or US$14.17 per Class A Ordinary Share (the latter represents the effective cost per Class A Ordinary Share), represents a discount of approximately 26.56% to the maximum Public Offer Price of HK$150.00 per Class A Ordinary Share. The initial conversion rate may be adjusted in certain circumstances, including but not limited to when the Company effects a share split or share combination. As of June 30, 2022, no adjustment had been made to the initial conversion rate.

Holders of the convertible debt have the rights to require the Company to repurchase all or a portion for their convertible debt on May 1, 2024 and May 1, 2026 or in the event of certain fundamental changes, at a repurchase price equal to 100% of the principal amount of the convertible debt to be repurchased, plus accrued and unpaid interest.

The Company accounted for the convertible debt as a single instrument measured at its amortized cost as long-term borrowings on the unaudited condensed consolidated balance sheets. The issuance costs were recorded as an adjustment to the long-term borrowings and are amortized as interest expense using the effective interest method over the contractual life to the maturity date (i.e., May 1, 2028). For the six months ended June 30, 2021 and 2022, the convertible debt related interest expense was US$1,011 (RMB6,531) and US$2,235 (RMB14,973), respectively. As of December 31, 2021 and June 30, 2022, the principal amount of the convertible debt was RMB5,499,041 and RMB5,788,583, and the unamortized debt issuance cost was RMB101,100 and RMB98,155, respectively.

(2)	In February, 2022, the Group entered into a 5-year pledged loan agreement with a commercial bank in the PRC, with total principal of RMB900,000. This loan was pledged by certain manufacturing facilities of the Group. As of June 30, 2022, the interest rate was between 4.05% to 4.20% per annum and all principal amount was presented as a long-term borrowing.

The borrowing contain covenants which includes limitations on certain asset sales and a requirement to to maintain current assets above RMB5,000. The Group is in compliance with all of the loan covenants as of June 30, 2022.

(3)	In June 2022, the Group entered into loan agreements with a commercial bank pursuant to which the Group is entitled to borrow the group of banks from time to time until June 2024 up to an aggregate of US$200,000. In June 2022, the Group made the drawdown in the amount of US$100,000 (RMB671,140). Interest accrues on the principal amounts of the loans outstanding at an annual rate equal to the SOFR. As of June 30, 2022, the outstanding loan principal of RMB13,422 is due within 12 months, which is classified as current portion of long-term borrowing and the remaining portion of principal of RMB657,718 is presented as a long-term borrowing.

27

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

(4)	In September 2021, the Group entered into a loan facility agreement with a commercial bank in the PRC, which allows the Group to draw borrowings up to RMB1,009,900 as of periods ended September 28, 2029. The borrowings bear annual interest rate of 4.8% and were guaranteed by certain production facilities and toolings of the Group. As of June 30, 2022, the outstanding loan principal was RMB600,000, of which RMB37,042 will be due within 12 months, which is classified as current portion of long-term borrowing and the remaining balance of RMB562,958 will be due in July 1, 2023 and thereafter, which is classified as long-term borrowing. The unused credit limits under these facilities was RMB409,900 as of June 30, 2022.

(5)	In February 2022, the Group entered into an asset transfer agreement with a finance lease company to sell certain production facilities and equipment in Changzhou Production Base with a total consideration of RMB299,106. Immediately after the transfer, the Group entered into a lease agreement to lease back the production facilities and equipment for the period starting from March 25, 2022 to March 25, 2025, and further obtained an option to repurchase the production facilities and equipment with the notional amount of RMB0.001 on March 25, 2025.

As the repurchase option is not at the fair value of the assets when the option is exercised, and the assets repurchased are designed for the use of the Group, and no alternative assets that are substantially the same as the transferred assets are readily available in the market, as a result, the transaction did not qualify for the sales accounting, and was accounted for as a financing transaction and the Group recorded the sales proceeds as a borrowing in the unaudited condensed consolidated balance sheets. The Group repaid a portion of the principal in the amount of RMB24,926 for the six months ended June 30, 2022. As of June 30, 2022, outstanding loan principal of RMB99,702 is due within 12 months, which is classified as current portion of long-term borrowing and the remaining portion of principal of RMB174,478 is presented as a long-term borrowing.

Considering the above arrangement, The Group received RMB299,106 in acceptance bills issued by the finance lease Company through its contracted financial institution that entitles the Group to receive the full face amount at maturity, which generally ranges within one year from the date of issuance. Accordingly, the Group recognized the notes receivable in Prepayments and Other Current Assets as of June 30, 2022 (Note 5).

(6)	In December 2021 and April 2022, the Group entered into 1-year loan agreement and supplemental agreement with a commercial bank in the PRC, with total principal of RMB500,000. As of June 30, 2022, the annual interest rate was 1-year Loan Prime Rate (“LPR”) published by the National Interbank Funding Center, minus 0.2% per annum and all outstanding loan principal of RMB237,180 was presented as a short-term borrowing.

(7)	In June 2022, the Group entered into a credit agreement with a group of banks pursuant to which the Group is entitled to borrow from the group of banks from time to time up to an aggregate of RMB3,000,000 until April 2024. The related principle and interest is payable semiannually in arrears on June and December of each year, beginning from June 2025, until June 2034. In June 2022, the Group made an initial drawdown in the amount of RMB54,823 which is due and matures on June 20, 2025. The loan is secured by the pledge of certain Groups land use rights and property relating to the production of electric vehicles, when the certificates of land use rights and property are approved and provided by the local authorities. Interest accrues on the principal amounts of the loans outstanding at an annual rate equal to the 5-year Loan Prime Rate (“LPR”) published by the National Interbank Funding Center, minus 0.6%. Borrowings under this credit agreement are classified as long-term.

28

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

9	REVENUE DISAGGREGATION

Revenues by source consist of the following:

	For the six months ended June 30,
	2021	2022
Vehicle sales	8,366,968	17,792,221
Other sales and services	247,185	502,436

Total	8,614,153	18,294,657

Revenue by timing of recognition is analyzed as follows:

	For the six months ended June 30,
	2021	2022
Revenue recognized at a point in time	8,578,671	18,223,658
Revenue recognized over time	35,482	70,999

Total	8,614,153	18,294,657

Revenues arising from vehicle sales are recognized at a point in time when the control of the products are transferred to the users. Included in revenues from other sales and services are (i) revenue arising from sales of charging stalls and certain services under the Li Plus Membership which are recognized at a point in time when the control of the products and services are transferred to the users; and (ii) revenue arising from vehicle internet connection services, FOTA upgrades and certain services under the Li Plus Membership are recognized over time throughout the service period.

10	RESEARCH AND DEVELOPMENT EXPENSE

Research and development expense consist of the following:

	For the six months ended June 30,
	2021	2022
Employee compensation	713,611	1,837,448
Design and development expense	380,491	897,108
Rental and related expense	23,734	49,668
Depreciation and amortization expense	24,959	38,092
Travel expense	14,972	29,191
Others	10,171	54,099

Total	1,167,938	2,905,606

29

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

11	SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

Selling, general and administrative expense consist of the following:

	For the six months ended June 30,
	2021	2022
Employee compensation	485,626	1,320,923
Marketing and promotional expense	540,511	394,880
Rental and related expense	119,772	279,783
Depreciation and amortization expense	28,613	87,795
Travel expense	21,827	40,246
Expected credit losses	884	3,906
Others	147,968	400,547

Total	1,345,201	2,528,080

12	LOSS PER SHARE

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 for the six months ended June 30, 2021 and 2022 as follows:

	For the six months ended June 30,
	2021	2022
Numerator:
Net loss	(595,456)	(651,912)
Less: Net loss attributable to non-controlling interests	–	(23,080)

Net loss attributable to ordinary shareholders of Li Auto Inc.	(595,456)	(628,832)

Denominator:
Weighted average ordinary shares outstanding – basic and diluted	1,809,695,350	1,930,269,050

Basic and diluted net loss per share attributable to ordinary shareholders of Li Auto Inc.	(0.33)	(0.33)

For the six months ended June 30, 2021 and 2022, the Company had ordinary equivalent shares, including options and RSUs granted and convertible debt issued (shares subject to conversion) in April 2021. As the Group incurred a loss for each of the periods ended June 30, 2021 and 2022, these ordinary equivalent shares were determined to be anti-dilutive and excluded from the calculation of diluted loss per share of the Company. The weighted average numbers of options and RSUs granted and convertible debt (shares subject to conversion) excluded from the calculation of diluted loss per share of the Company were 61,478,317 and 28,581,182 for the six months ended June 30, 2021 and 86,223,898 and 60,861,105 for the six months ended June 30, 2022, respectively.

30

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

13	TAXATION

(a)	Value added tax

The Group is subject to statutory VAT rate of 13% for revenue from sales of vehicles and spare parts in the PRC.

Wheels Technology is subject to 13% VAT for software research and development and relevant services. Wheels Technology is entitled to a VAT refund in excess of 3% output VAT on the total VAT payable from April 2021, after completing the registration with relevant authorities and obtaining a refund approval from local tax bureau. For the six months ended June 30, 2021 and 2022, nil and RMB170,958 of VAT refunds were received and were recorded as Others, net.

(b)	Income taxes

Cayman Islands

The Company was incorporated in the Cayman Islands and conducts most of its business through its subsidiaries located in Mainland China and Hong Kong. Under the current laws of the Cayman Islands, the Company is not subject to tax on either income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

PRC

Beijing CHJ and Wheels Technology are qualified as a “high and new technology enterprise” under the EIT Law and are eligible for a preferential enterprise income tax rate of 15%, respectively. The high and new technology enterprise certificate is effective for a period of three years. Other Chinese companies are subject to enterprise income tax (“EIT”) at a uniform rate of 25% as of June 30, 2022.

Wheels Technology, which is our wholly-owned entity primarily engaged in the operations of technology, software research and development and relevant services, was awarded as a Software Enterprise and was thereby entitled to an income tax exemption for two years beginning from its first profitable calendar year since 2021, and a 50% reduction in the standard statutory rate for the subsequent three consecutive years.

Under the EIT Law enacted by the National People’s Congress of PRC on March 16, 2007 and its implementation rules which became effective on January 1, 2008, dividends generated after January 1, 2008 and payable by a foreign investment enterprise in the PRC to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. Under the taxation arrangement between the PRC and Hong Kong, a qualified Hong Kong tax resident which is the “beneficial owner” and directly holds 25% or more of the equity interest in a PRC resident enterprise is entitled to a reduced withholding tax rate of 5%. The Cayman Islands, where the Company was incorporated, does not have a tax treaty with PRC.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC will be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, there is uncertainty as to the application of the EIT Law. Should the Company be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC income tax on worldwide income at a uniform tax rate of 25%.

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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

According to relevant laws and regulations promulgated by the State Administration of Tax of the PRC, enterprises engaging in research and development activities were entitled to claim 150% of their research and development expenses incurred as tax deductible expenses when determining their assessable profits for that year (the “R&D Deduction”). The State Taxation Administration of the PRC announced in September 2018 that enterprises engaging in research and development activities would be entitled to claim 175% of their research and development expenses as R&D Deduction from January 1, 2018 to December 31, 2023.

Withholding tax on undistributed dividends

According to the current EIT Law and its implementation rules, foreign enterprises, which have no establishment or place in China but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in China or which have an establishment or place in China but the aforementioned incomes are not connected with the establishment or place shall be subject to the PRC withholding tax (“WHT”) at 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement provided that the foreign enterprise is the tax resident of the jurisdiction where it is located and it is the beneficial owner of the dividends, interest and royalties income).

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the subsidiaries of the Group incorporated in Hong Kong are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

Composition of income tax expense for the periods presented is as follows:

	For the six months ended June 30,
	2021	2022
Current income tax expense	–	49,054
Deferred income tax expense/(benefit)	59,189	(23,049)

Total	59,189	26,005

(c)	Consumption tax

Chongqing Lixiang Automobile Co Ltd (“Chongqing Lixiang Automobile”), as a subsidiary of the Company, is eligible for consumption tax rate of 3% and related surcharge. The consumption tax is calculated based on the sales price of its self-manufactured vehicles at 3% consumption tax rate from August 2021.

14	DIVIDEND

The Board did not recommend the distribution of any interim dividend for the six-month period ended June 30, 2021 and 2022.

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PUBLICATION OF THE INTERIM RESULTS ANNOUNCEMENT AND INTERIM REPORT

This interim results announcement is published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (https://ir.lixiang.com/). The interim report for the six months ended June 30, 2022 will be dispatched to the Company’s shareholders and made available for review on the same websites in due course.

By order of the Board
Li Auto Inc.
Xiang Li
Chairman

Hong Kong, August 15, 2022

As of the date of this announcement, the board of directors of the Company comprises Mr. Xiang Li, Mr. Yanan Shen, and Mr. Tie Li as executive directors, Mr. Xing Wang and Mr. Zheng Fan as non-executive directors, and Mr. Hongqiang Zhao, Mr. Zhenyu Jiang, and Prof. Xing Xiao as independent non-executive directors.

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